UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 4)

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☐	Definitive Consent Statement

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☐	Soliciting Material Pursuant to § 240.14a-12

Dynegy Inc.

(Name of registrant as specified in its charter)

Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

(Name of person(s) filing consent statement, if other than the registrant)

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PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2011

DYNEGY INC.

CONSENT STATEMENT

OF

SENECA CAPITAL INTERNATIONAL MASTER FUND, L.P.,

SENECA CAPITAL, L.P.,

SENECA CAPITAL INVESTMENTS, L.P.,

SENECA CAPITAL INVESTMENTS, LLC,

SENECA CAPITAL INTERNATIONAL GP, LLC,

SENECA CAPITAL ADVISORS, LLC

AND DOUGLAS A. HIRSCH

This consent statement is first being sent to stockholders, along with the enclosed WHITE consent card, on or about February [    ], 2011. This consent statement is also available on the Internet at www.[            ].

This consent statement and the enclosed WHITE consent card are being furnished by Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”), in connection with Seneca Capital’s solicitation of written consents from the holders of shares of common stock, par value $0.01 per share (the “Shares” or the “Common Stock”), of Dynegy Inc., a Delaware corporation (“Dynegy” or the “Company”), to take certain actions and refrain from certain actions as set forth below (each, a “Proposal” and collectively, the “Proposals”) without a meeting of stockholders, as authorized by the General Corporation Law of the State of Delaware (the “DGCL”), effective as of [            ]:

BINDING PROPOSALS (Proposals 1 through 3 are binding upon the Company once adopted by stockholders):

Proposal 1.	REMOVE TWO DIRECTORS: Remove, without cause, the following two members of the Company’s Board of Directors (the “Dynegy Board”) (and any person or persons, other than those elected pursuant to this consent solicitation, elected or appointed by the Dynegy Board to fill any vacancy or newly created directorship on or after February [ ], 2011 and prior to the time that any of the actions proposed to be taken by this consent solicitation become effective): Bruce A. Williamson and David W. Biegler.

Proposal 2.	ELECT TWO DIRECTORS: Elect E. Hunter Harrison and Jeff D. Hunter (each, a “Nominee” and collectively, the “Nominees”) to serve as directors of the Company until the next annual meeting of stockholders and until their successors are duly elected and qualified.

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Proposal 3.	PROTECT CONSENT EFFECTIVENESS: Repeal any provision of the Company’s Second Amended and Restated Bylaws (the “Bylaws”) in effect at the time this proposal becomes effective that was not included in the Bylaws that became effective on November 22, 2010 and were filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2010.

NON-BINDING PROPOSALS TO PROTECT INTRINSIC VALUE (Proposals 4 through 9 are precatory in nature and would not be binding upon the Dynegy Board or its members but Seneca Capital believes that by adopting these Proposals, stockholders would send a crucial message to the Dynegy Board as to stockholders’ grave concerns regarding Dynegy’s current leadership and strategy and would provide a roadmap to protect the intrinsic value of Dynegy’s assets and its business):

Proposal 4.	STRATEGIC REVIEW: Direct the Dynegy Board to urgently undertake a strategic review of the Company and its assets to explore the possibility of a sale, in a stockholder-friendly manner, of the Company and/or its assets with a view to using proceeds of any such asset sales for liquidity, optimizing the level of outstanding debt or other means of creating stockholder value.

Proposal 5.	OPTIMIZE DEBT: Direct the Dynegy Board to urgently consider strategies to optimize the Company’s debt structure, including, without limitation, a refinancing of the Company’s revolver to better align with actual business needs, an evaluation of additional financings (excluding any equity or equity-linked securities issuances) and/or debt exchanges to extend and reduce maturities and/or to reduce costs, an evaluation of hedge monetization to enhance liquidity, and an evaluation of the most efficient means of hedge collateralization, including the use of non-cash assets.

Proposal 6.	EVALUATE COST CUTS: Direct the Dynegy Board to carefully and urgently evaluate all cost cutting opportunities available to the Company, including, without limitation, corporate costs.

Proposal 7.	REVIEW SENIOR MANAGEMENT: Direct the Dynegy Board to urgently conduct a review of senior management, such review to include specific consideration as to the removal of Bruce A. Williamson as chief executive officer.

Proposal 8.	BEST-IN-CLASS ALIGNMENT: Direct the Dynegy Board to urgently undertake an in-depth review of company compensation policies to create policies for director and officer compensation that provide best-in-class economic alignment with stockholders through stock ownership, including, but not limited to, adjusting, where possible, change of control and severance arrangements (totaling up to $36 million in connection with the proposed tender offer by, and merger with, an affiliate of Icahn Enterprises Holdings LP, an affiliate of Dynegy’s largest stockholder at $5.50 per share (the “Proposed IEP Merger”)) such that they are more appropriately sized and are sensitive to the deal price at which any change of control is consummated.

Proposal 9.	EXPLORE REVERSE SPLIT UNWIND: Direct the Dynegy Board to urgently analyze and explore the unwinding of the recent reverse stock split in a stockholder-friendly manner, including considering an amendment to Dynegy’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to ensure that there are enough authorized Shares to effect such an unwind.

NON-BINDING PROPOSALS TO ADDRESS GOVERNANCE DEFECTS (Proposals 10 through 14 are precatory in nature and would not be binding upon the Dynegy Board or its members but Seneca Capital believes that by adopting these Proposals, stockholders would send a crucial message to the Dynegy Board as to stockholders’ grave concerns regarding Dynegy’s governance):

Proposal 10.	DO NOT RE-SEAT DIRECTORS OR EXPAND BOARD: Direct the Dynegy Board NOT to expand the size of the Dynegy Board as a means of reseating any members removed pursuant to Proposal 1 or reducing the potential impact of any members elected pursuant to Proposal 2.

Proposal 11.	INDEPENDENT PROCESS: Direct the Dynegy Board to carry out any evaluations or other efforts which are consistent with those called for by Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals) by creating one or more special independent board committees to make such evaluation or other effort. The independent board committee(s) is/are to (a) include any board member(s) elected pursuant to Proposal 2 and (b) engage its own independent and new (i) legal counsel and (ii) one or more financial advisors or, as applicable, compensation consultants, which such counsel, advisors and consultants should be selected (x) to act separately and solely for such committee and (y) without direction from management. The compensation of such independent financial advisor(s) should have alignment to the creation of stockholder value. Additionally, the lead director of the Dynegy Board, the chairperson of the Dynegy Board and the chairperson of any special committee called for by this Proposal should each be a director that did not vote for the proposed merger with an affiliate of The Blackstone Group at $4.50 and then $5.00 per share (the “Proposed Blackstone Merger”) or the Proposed IEP Merger.

Proposal 12.	REPORTS TO STOCKHOLDERS: Direct the Dynegy Board to make public disclosure every three months, commencing with the next scheduled quarterly report of Company financial information, as to the Dynegy Board’s and any special board committee’s progress and findings with regard to their evaluations or other efforts undertaken consistent with those called for by any of Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals).

Proposal 13.	ANNUAL MEETING SLATE: Direct the Dynegy Board to nominate any members elected pursuant to Proposal 2 to stand for re-election at Dynegy’s next annual meeting of stockholders for a full term.

Proposal 14.	DIRECTOR RESIGNATIONS: Demand expeditious resignation of those members of the Dynegy Board who supported all of (a) the Proposed Blackstone Merger, (b) a “recess” of the special meeting to consider the Proposed Blackstone Merger, (c) an incremental $16.3 million break-fee in the face of overwhelming stockholder opposition to the Proposed Blackstone Merger and (d) the Proposed IEP Merger barely three weeks after pledging a careful review of standalone alternatives, as Dynegy leadership in pursuing these actions, including scorched-earth and liquidity-scare tactics in defense of proposed sales, has lost necessary credibility to effectively steward the Company. Such resignation should occur simultaneously with the expeditious election by the Dynegy Board (including any board member(s) that are resigning and any board member(s) elected pursuant to Proposal 2), without direction from management, of qualified successor directors that believe in the Dynegy value proposition.

None of the Proposals is subject to, or is conditioned upon, the adoption of the other Proposals; however, if none of the existing members of the Dynegy Board are removed in Proposal 1, there will be no vacancies to fill and none of the Nominees can be elected in Proposal 2. Accordingly, the Nominees will not be elected pursuant to Proposal 2 unless the stockholders also approve the removal, without cause, of one or more of the existing members of the Dynegy Board. See “Consent Procedures” for additional information regarding the removal and election of directors. Each Proposal will become effective without further action when written consents of stockholders holding a majority of the issued and outstanding Shares are delivered to Dynegy.

Seneca Capital collectively owns what it believes is the second largest equity stake in Dynegy as of February 10, 2011 with an approximately 12.1% economic interest (based on 121,059,184 Shares of Common Stock outstanding as of January 5, 2011 as reported in Dynegy’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on January 10, 2011), comprised of beneficial ownership of an aggregate of 11,226,500 Shares (approximately 9.3% of Dynegy’s outstanding Common Stock) and ownership of European-style call options that provide the right to purchase an aggregate of 3,391,000 shares at an exercise price of $0.01 per share by delivery of notice of exercise as of April 15, 2011. Seneca Capital holds no other economic interests in any Dynegy securities or instruments. Seneca Capital’s sole interest in pursuing this consent solicitation is maximization of stockholder value. Upon the filing of a Definitive Consent Statement as to the solicitation of written consents described herein, Seneca Capital will deliver a consent in favor of each of the Proposals with respect to all of its collectively owned 11,226,500 Shares.

Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC, Douglas A. Hirsch and the Nominees are participants (collectively, the “Participants,” and each, a “Participant”) in this solicitation of written consents by us from the stockholders of Dynegy. Additional information concerning the Nominees is set forth in “The Proposals—Proposal 2: Election of Nominees” and Annex A, and additional information concerning the Participants is set forth in Annex B.

SENECA CAPITAL IS MAKING THIS CONSENT SOLICITATION ON ITS OWN BEHALF AND NOT BY OR ON BEHALF OF DYNEGY. SENECA CAPITAL IS ASKING THE STOCKHOLDERS OF DYNEGY TO ACT BY WRITTEN CONSENT WITH RESPECT TO THE PROPOSALS ON THE ACCOMPANYING WHITE CONSENT CARD OR VIA THE INTERNET OR TELEPHONE.

A consent solicitation is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder action in lieu of voting in person or by proxy at an annual or special meeting of stockholders. Whereas at special or annual meetings of stockholders at which a quorum is present, the election of directors are determined by a plurality of votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, a written consent solicitation requires the affirmative consent of holders of a majority of all outstanding shares of a company entitled to vote on such action.

For the Proposals to be adopted, properly completed and unrevoked written consents to the Proposals must be delivered to Dynegy within 60 calendar days of the date of the earliest dated consent delivered to Dynegy. Nevertheless, Seneca Capital recommends that you submit your consent as soon as possible. See “Consent Procedures” and “Special Instructions” for additional information regarding the submission of written consents.

If you take no action, it is effectively a vote against the Proposals. Abstentions, failures to sign, date and return consent cards, and broker non-votes, if any, will all have the same effect as withholding consent. Please sign, date and return the enclosed WHITE consent card in the postage-paid envelope provided or submit your consent to us via the Internet or telephone as explained in our consent instruction card.

Seneca Capital may terminate this consent solicitation at any time although Seneca Capital has no intention to do so. In addition, Seneca Capital reserves the right to solicit proxies from Dynegy’s stockholders to be used at either Dynegy’s annual meeting of stockholders, or otherwise, for the election of the Nominees or other nominees of ours to the Dynegy Board. Seneca Capital also reserves the right to solicit consents from Dynegy’s stockholders in support of the election of the Nominees or other nominees of ours to the Dynegy Board in the future. Any such proxy or consent solicitation would be made in accordance with the applicable provisions of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and pursuant to a definitive proxy statement on Schedule 14A.

IMPORTANT NOTICE REGARDING THE AVAILABILITY

OF CONSENT MATERIALS FOR THE CONSENT SOLICITATION

TO TAKE ACTION WITHOUT A MEETING

This consent statement and other consent materials are available on the Internet at http://[                    ].

IMPORTANT

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PLEASE READ THIS CAREFULLY

1. If you hold your Shares in your own name, PLEASE SIGN, DATE AND RETURN the enclosed WHITE consent card in the postage-paid envelope provided or submit your consent to us via the Internet or telephone as explained in our consent instruction card.

2. If your Shares are held in the name of a brokerage firm, bank, dealer, trust company or other nominee, only it can execute a consent representing your Shares and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. Seneca Capital recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Seneca Capital, c/o [                    ], which is assisting in this solicitation, at the address and telephone numbers set forth below, so that Seneca Capital will be aware of all instructions given and can attempt to ensure that those instructions are followed.

Seneca Capital recommends that you not return any Revocation of Consent card sent to you by Dynegy.

SENECA CAPITAL RECOMMENDS THAT YOU ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

If you have any questions or require any assistance in executing your WHITE consent card or submitting your consent via the Internet or by telephone, please contact [                    ], which is assisting in this solicitation of consents:

[ ]
[ ]
[ ]

Call Toll-Free: [ ]
Banks and Brokerage Firms Call: [ ]

INFORMATION ABOUT SENECA CAPITAL

Each of Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC, Douglas A. Hirsch, E. Hunter Harrison and Jeff D. Hunter is a participant in this solicitation. Douglas A. Hirsch is the managing member of each of Seneca Capital Investments, LLC, Seneca Capital International GP, LLC and Seneca Capital Advisors, LLC. The principal occupation of Mr. Hirsch is investment management. Seneca Capital Investments, LLC is the general partner of Seneca Capital Investments, L.P. Seneca Capital International GP, LLC is the general partner of Seneca Capital International Master Fund, L.P., and Seneca Capital Advisors, LLC is the general partner of Seneca Capital, L.P. The principal business address of Mr. Hirsch, Seneca Capital Investments, LLC, Seneca Capital Investments, L.P., Seneca Capital International GP, LLC, Seneca Capital International Master Fund, L.P., Seneca Capital Advisors, LLC and Seneca Capital, L.P. is c/o Seneca Capital Investments, LP, 590 Madison Avenue, 28th Floor, New York, New York 10022.

As of February 10, 2011, Seneca Capital collectively owns what it believes is the second largest equity stake in Dynegy with an approximately 12.1% economic interest (based on 121,059,184 Shares of Common Stock outstanding as of January 5, 2011 as reported in Dynegy’s preliminary proxy statement on Schedule 14A filed with the SEC on January 10, 2011), comprised of beneficial ownership of an aggregate of 11,226,500 Shares (approximately 9.3% of Dynegy’s outstanding Common Stock) and ownership of European-style call options that provide the right to purchase 3,391,000 shares at an exercise price of $0.01 per share by delivery of notice of exercise as of April 15, 2011. Specifically in respect of Share ownership, as of February 10, 2011, Seneca Capital International Master Fund, L.P. beneficially owned 7,712,100 Shares, representing beneficial ownership of approximately 6.4% of the Shares. As of February 10, 2011, Seneca Capital, L.P. beneficially owned 3,514,400 Shares, representing beneficial ownership of approximately 2.9% of the Shares. Each of Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, and Mr. Hirsch may be deemed to beneficially own 11,226,500 Shares, representing beneficial ownership of approximately 9.3% of the Shares, held in the aggregate by Seneca Capital International Master Fund, L.P. and Seneca Capital, L.P. Seneca Capital International GP, LLC may be deemed to beneficially own 7,712,100 Shares, representing beneficial ownership of approximately 6.4% of the Shares held by Seneca Capital International Master Fund, L.P. Seneca Capital Advisors, LLC may be deemed to beneficially own 3,514,400 Shares, representing beneficial ownership of approximately 2.9% of the Shares held by Seneca Capital, L.P.

Specifically in respect of European-style call option ownership, as of February 10, 2011, Seneca Capital International Master Fund, L.P. and Seneca Capital, L.P. held European-style call options, providing the right to purchase 2,331,400 and 1,059,600 Shares, respectively, at an exercise price of $0.01 per share, by delivering notice of exercise as of April 15, 2011.

Seneca Capital holds no other economic interests in Dynegy securities or instruments. Its sole interest in pursuing this consent solicitation is maximization of stockholder value.

On October 7, 2010, the members of Seneca Capital entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Dynegy.

Seneca Capital reserves the right to retain one or more financial advisors and consent solicitors, who may be considered participants in a solicitation under Regulation 14A of the Exchange Act in addition to [                    ].

Upon the filing of a Definitive Consent Statement as to the solicitation of written consents described herein, Seneca Capital will deliver a consent in respect of the 11,226,500 Shares collectively beneficially held by it in favor of each of the Proposals.

BACKGROUND OF THE CONSENT SOLICITATION

On October 12, 2010, representatives of Dynegy made an investor presentation to Seneca Capital with respect to the Proposed Blackstone Merger and gave the dire warning that if the Proposed Blackstone Merger were not adopted by stockholders at $4.50 per share ($0.90 per share pre-reverse split), Dynegy would face an immediate liquidity crisis, would likely pursue actions that could dilute stockholder value and could experience a precipitous stock decline.

On November 23, 2010, prior to that day’s scheduled resumption of Dynegy’s “recessed” meeting of stockholders to vote on the Proposed Blackstone Merger, J. Kevin Blodgett, Dynegy’s General Counsel and Executive Vice President, Administration, called representatives of Seneca Capital’s outside counsel, Latham & Watkins LLP, and orally conveyed the following information: (i) the Dynegy Board amended and restated the Company’s Amended and Restated Bylaws; (ii) the Dynegy Board adopted a Stockholder Protection Rights Agreement (the “Rights Plan”); (iii) the Company did not believe that the proposal to adopt the merger agreement under which an affiliate of The Blackstone Group would acquire the Company for $5.00 per share in cash would receive the necessary votes to be adopted; (iv) the Dynegy Board appointed a special committee comprised of all of the Company’s independent directors to carefully consider strategic and standalone alternatives; (v) the Company would offer Seneca Capital the opportunity to suggest just one qualified, independent candidate to be considered for nomination to the Dynegy Board; (vi) three representatives of the Dynegy Board offered to meet with Seneca Capital and to vet its proposed nominee to the Dynegy Board; and (vii) the Dynegy Board would adopt certain, but not all, of the proposals that had been advanced by Seneca Capital.

On November 23, 2010, prior to that day’s scheduled resumption of Dynegy’s “recessed” meeting of stockholders to vote on the Proposed Blackstone Merger, Mr. Blodgett and Bruce A. Williamson, Dynegy’s President and Chief Executive Officer, met with a representative of Seneca Capital to state a desire to avoid a solicitation of consents for removal of Mr. Williamson and Mr. Biegler from the Dynegy Board and for the Dynegy Board to select just one of Seneca Capital’s two proposed candidates for seating on the Dynegy Board. Mr. Williamson also emphasized that the Dynegy Board had formed a special committee to examine alternatives to a sale transaction and stated that the Dynegy Board intended to consider strategies to optimize debt structure, evaluate cost cutting opportunities and consider revised economic incentives for management and the Dynegy Board to ensure proper alignment. Subsequent to this meeting, a representative of Dynegy’s outside counsel, Sullivan & Cromwell LLP, called representatives of Seneca Capital to articulate the same message.

On November 24, 2010, a representative of Seneca Capital called a representative of Sullivan & Cromwell to respond that in light of Dynegy leadership’s scorched-earth campaign and liquidity-scare tactics to pressure stockholders into selling the Company at two insufficient prices, Seneca Capital did not believe a “solution” could be found where Mr. Williamson, under his current compensation arrangements that are so misaligned with stockholder interests, would remain on the Dynegy Board and where fewer than two of Seneca Capital’s proposed candidates would be seated.

On December 2, 2010, representatives of Seneca Capital met with Dynegy’s lead independent director and a representative of Sullivan & Cromwell to reiterate that Seneca Capital was gravely concerned with Mr. Williamson remaining on the Dynegy Board given his leadership of the scorched-earth campaign to pursue the Proposed Blackstone Merger and his misalignment of interest with Dynegy stockholders and could not accept an outcome where fewer than two of Seneca Capital’s proposed candidates would be seated. Seneca Capital also questioned the basis for the exceptionally restrictive Rights Plan when the Dynegy Board had desperately sought to sell the company at prices well below the prices at which the Rights Plan was operative. Dynegy’s lead independent director pledged that Seneca Capital could take comfort in the recent formation of a special committee of the Dynegy Board which would, with the assistance of an independent financial advisor, carefully evaluate Dynegy’s standalone opportunities for maximizing stockholder value. Dynegy’s lead independent director also noted that the Dynegy Board would reflect on the discussion with Seneca Capital and, without conveying a likelihood of accommodating Seneca Capital’s concerns, expressed an interest in continuing discussions.

On December 15, 2010, without indicating the outcome of the promised careful evaluation referred to above or even whether the independent financial advisor for the purpose had ever been hired, Dynegy announced that the Dynegy Board unanimously approved the Proposed IEP Merger.

On January 21, 2011, Seneca Capital sent a letter to the special committee of the Dynegy Board seeking an immediate waiver from the Rights Plan to permit Seneca Capital to work in concert with others for the purpose of acquiring additional Dynegy common stock at a price greater than $5.50 per share. In the letter, Seneca Capital stated that because the Board of Directors already approved the Proposed IEP Merger at $5.50 per share, Seneca Capital believes the Dynegy Board should facilitate the development of potential opportunities for Dynegy shareholders to sell stock at a higher price, regardless of whether the buyers are already shareholders. Seneca Capital also requested a separate waiver to permit it to acquire additional non-voting Beneficial Ownership (as such term is defined in the Rights Plan) of Dynegy common stock at a price that is greater than $5.50 per share subsequent to the failure of the Proposed IEP Merger. On January 26, 2011, the chairwoman of the special committee of the Dynegy Board sent a letter to Seneca Capital denying the waivers.

On January 26, 2011, following the announcement that holders of more than 95% of non-Icahn affiliated outstanding shares determined not to tender their shares in connection with the first scheduled expiration of the tender offer portion of the Proposed IEP Merger, Seneca Capital sent a letter to the special committee of the Dynegy Board preemptively announcing that it would be opposed to selling Dynegy at $6.00 per share and cautioning the Dynegy Board against the continued spending of shareholder funds (incremental to the $100 million in fees and expenses, or 15% of equity value, that the Dynegy Board has already been willing to spend) in another attempt to sell the Company at an inadequate price, let alone without performing the careful standalone review promised to shareholders.

On January 31, 2011 and February 1, 2011, representatives of Seneca Capital spoke with Mr. Williamson regarding a possible meeting to discuss the Company and the status of the Proposed IEP Merger. On February 7, 2011, representatives of Seneca Capital met with Mr. Williamson, Dynegy’s lead independent director and a representative of Sullivan & Cromwell to discuss the same.

After the date of this consent statement, Seneca Capital reserves the right to continue to have discussions with Dynegy regarding the Proposals.

REASONS FOR THE CONSENT SOLICITATION

Through each of the Proposals set forth in this consent solicitation, Seneca Capital seeks to protect and maximize stockholder value at Dynegy.

Seneca Capital believes that pioneering rail executive, E. Hunter Harrison, and successful power industry veteran, Jeff Hunter, have the capabilities, background and leadership vision to begin the process of refocusing Dynegy and re-energizing the Dynegy Board. The Nominees, if elected, would likely make up a minority of the Dynegy Board and would thus be unable to effect board action without support from other directors, but based on their very strong records of achievement, Seneca Capital believes Mr. Harrison and Mr. Hunter would provide substantial value-added to the Dynegy Board through their proven ability to create stockholder value, drive cost efficiencies and provide specialized knowledge regarding coal transportation (in the case of Mr. Harrison) and financing (in the case of Mr. Hunter). Mr. Harrison and Mr. Hunter believe in the Dynegy value proposition and the full alignment of director interests with those of stockholders, and have in aggregate committed to own 800,000 Shares of Dynegy stock personally during their tenure on the Dynegy Board. Mr. Harrison has already purchased 500,000 Shares. In contrast, the five non-executive members of the existing Dynegy Board have purchased a total of less than 16,000 of their Shares.

Seneca Capital believes that electing Mr. Harrison and Mr. Hunter to the Dynegy Board, removing Bruce A. Williamson and David W. Biegler from the Dynegy Board, and adopting the other Proposals is a crucial first step in addressing the grave concerns regarding the existing Dynegy Board, management and compensation structure. Seneca Capital believes that through the (i) early abandonment of a promised careful and independent review of Dynegy’s standalone alternatives, (ii) approval of the Proposed IEP Merger at $5.50 ($1.10 per share pre-reverse split) – including its $16.3 million break-fee, its provision for a go-shop period during the heart of the typically slow holiday season, and its lock up of support from Dynegy’s largest stockholder (and one of Dynegy leadership’s most vocal critics) against this consent solicitation and in favor of a cash transaction from a subsequent bidder – and (iii) a scorched-earth campaign in pursuit of the Proposed Blackstone Merger at $4.50 per share (and $5.00) based on liquidity-scare tactics and dire threats of potential stock declines to below $2.78 per share in the event of the Proposed

Blackstone Merger’s failure, the Dynegy Board and management have lost the necessary credibility to effectively steward Dynegy. Based on Dynegy’s public disclosure, Seneca Capital estimates that Dynegy leadership has been willing to subject the Company to well over $100 million in fees – break-fees, fees for banking ($3 million of which have inexplicably been added following the Proposed Blackstone Merger’s failure), legal, proxy, public relations as well as change of control severance payments – nearly 15% of Dynegy’s equity market capitalization, to ensure that the Company is sold, without conducting the promised fulsome and independent review of standalone alternatives and making management eligible for up to $36 million in change of control and change of control severance payments.

Seneca Capital believes these actions have created an urgent need for immediate change to Dynegy’s leadership and incentive structure. The Proposed Blackstone Merger garnered the affirmative vote of only 26% of outstanding shares in what Seneca Capital believes was a referendum on Dynegy’s leadership and scorched-earth predictions in addition to the Proposed Blackstone Merger. Likewise, holders of more than 95% of non-Icahn affiliated outstanding shares determined not to tender their shares in connection with the first scheduled expiration of the tender offer portion of the Proposed IEP Merger. Seneca Capital believes Dynegy leadership’s decisions to implement a newly-created Rights Plan, recent Bylaw changes, a virtually-unprecedented “recess” of the special stockholders’ meeting to consider the Proposed Blackstone Merger, a last-minute, incremental $16.3 million break-fee in the face of overwhelming stockholder opposition to the Proposed Blackstone Merger, and the early abandonment of a promised careful and independent review of Dynegy’s standalone alternatives in favor of the Proposed IEP Merger (overwhelmingly disfavored by stockholders as evidenced by the recent tender result) and its attendant $16.3 million break-fee, holiday-period go-shop as well as locking up the vote of one of the Company’s largest stockholders and most vocal critics, necessitate immediate change in the ranks of Dynegy leadership.

Seneca Capital believes that an absence of meaningful stock ownership and investment by the existing Dynegy Board and change of control /severance arrangements that reward senior management for a sale of the Company through a scheme that (due to a large cash component as well as a large “performance award” component that pays out at target amounts upon a change of control) is largely insensitive to price, create profound misalignment with the interests of stockholders that must be addressed as part of a solution to the current leadership problem.

In addition, Seneca Capital believes the Proposals would provide a strong stockholder mandate behind a clear plan to begin to refocus Dynegy as the premier vehicle to participate in power market recovery. That plan as set forth in the Proposals is for a properly aligned Dynegy Board to engage in a strategic review of the Company and its assets to explore the possibility of a sale of the Company and/or its assets in order to create stockholder value, to consider strategies to optimize the Company’s debt structure and to evaluate all cost cutting opportunities available to the Company. Seneca Capital believes that a strategic review, the optimization of Dynegy’s capital structure and cost cutting opportunities each have enormous potential to unlock significant intrinsic value for Dynegy’s stockholders.

Finally, Seneca Capital believes that the Dynegy Board should evaluate unwinding the recent reverse stock split in a stockholder friendly manner. Seneca Capital believes that reverse stock splits cause greater selling pressure from short sellers and are a recipe for underperformance. Seneca Capital notes third-party market research commentary from Credit Suisse in a report titled “Split ‘N Slide” dated July 1, 2008 reporting the results of Credit Suisse’s review of the universe of stocks that reverse split since 1980 to track their performance. They note consistently dismal performance of such stocks and identify reverse splits as an opportunity for short sellers.1 Seneca Capital believes that by unwinding the recent reverse stock split, in whole or in part, the Dynegy Board can alleviate pressure on Dynegy’s stock by short sellers.

THE PROPOSALS

Seneca Capital is soliciting consents from the Company’s stockholders in support of the following Proposals to be effective as of [                    ]:

BINDING PROPOSALS (Proposals 1 through 3 are binding upon the Company once adopted by stockholders):

PROPOSAL 1: REMOVE TWO DIRECTORS.

Proposal 1 is to remove, without cause, the following two members of the Dynegy Board (and any person or persons, other than those elected by this consent solicitation, elected or appointed to the Dynegy Board to fill any vacancy or newly created directorship on or after February [    ], 2011 and prior to the time that any of the actions proposed to be taken by this consent solicitation become effective): Bruce A. Williamson and David W. Biegler.

According to the Company’s filings with the SEC, the following six persons are currently members of the Dynegy Board: Bruce A. Williamson; David W. Biegler; Victor E. Grijalva; Patricia A. Hammick; Howard B. Sheppard; and William L. Trubeck.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a corporation may be removed, with or without cause, by holders of a majority of the shares then entitled to vote at an election of directors, except in certain cases involving corporations with classified boards or cumulative voting for directors. Since the Dynegy Board is not classified and the Company does not have cumulative voting for directors, the Company’s stockholders may remove the members of the Dynegy Board, without cause, pursuant to this consent solicitation.

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO THE REMOVAL, WITHOUT CAUSE, OF THE FOLLOWING TWO DIRECTORS OF THE COMPANY (AND ANY PERSON OR PERSONS, OTHER THAN THOSE ELECTED BY THIS CONSENT SOLICITATION, ELECTED OR APPOINTED TO THE DYNEGY BOARD TO FILL ANY VACANCY OR NEWLY CREATED DIRECTORSHIP ON OR AFTER FEBRUARY [    ], 2011 AND PRIOR TO THE TIME THAT ANY OF THE ACTIONS PROPOSED TO BE TAKEN BY THIS CONSENT SOLICITATION BECOME EFFECTIVE): BRUCE A. WILLIAMSON AND DAVID W. BIEGLER.

PROPOSAL 2: ELECT TWO DIRECTORS.

[1]	Credit Suisse has not provided permission for use and we are not incorporating this piece by reference into this consent statement.

Proposal 2 is to elect our Nominees, Mr. Harrison and Mr. Hunter, to serve as directors of the Company until the next annual meeting of stockholders and until their successors are duly elected and qualified. Accordingly, if Proposal 1 is approved, Seneca Capital has nominated the Nominees to fill the available seats on the Dynegy Board, and, if the Nominees are elected, they and Victor E. Grijalva, Patricia A. Hammick, Howard B. Sheppard, and William L. Trubeck will constitute the entire membership of the Dynegy Board. In the event that requisite consents are obtained to approve Proposal 1 and one or both of the Nominees fail to be elected to the Dynegy Board, Seneca Capital may engage in another solicitation of stockholders to fill any such vacancies or the vacancies may continue until the earlier of the next annual meeting of stockholders or the next special meeting of stockholders at which directors are elected. See “Consent Procedures” for further details relating to the election of the Nominees if only one of Bruce A. Williamson and David W. Biegler is removed pursuant to Proposal 1.

Seneca Capital believes that the Nominees are independent of Dynegy under NYSE independence standards (which, based on publicly available information, Seneca Capital understands to be the independence standards applicable to Dynegy) and are not currently affiliated with Seneca Capital, Dynegy or any subsidiary of Dynegy. Consequently, Seneca Capital believes that if the Nominees are elected, a majority of the directors will be independent within the meaning of the NYSE independence standards, and there will be a sufficient number of independent directors to serve on the Dynegy Board’s Audit and Compliance Committee, Compensation and Human Resources Committee and Corporate Governance and Nominating Committee. Based on Dynegy’s public filings, Seneca Capital believes that William L. Trubeck qualifies as an “audit committee financial expert” as defined by SEC rules.

The composition of the Dynegy Board’s committees will be determined by the Nominees, if elected, and Victor E. Grijalva, Patricia A. Hammick, Howard B. Sheppard, and William L. Trubeck (assuming such directors are willing to serve as a director of the Company if necessary consents are obtained to approve Proposals 1 and 2). The Audit and Compliance Committee, Compensation and Human Resources Committee and Corporate Governance and Nominating Committee will each consist solely of independent directors as determined in accordance with the NYSE Listed Company Standards. No other specific determinations regarding the composition of the Dynegy Board’s committees have been made as of the date of this consent statement.

Each of the Nominees has consented (i) to serve as a nominee to the Dynegy Board, (ii) to serve as a director of the Company, if elected, and (iii) to being named as a nominee in this consent statement. Seneca Capital does not expect that any of the Nominees will be unable to stand for election to the Dynegy Board or to serve as a director if elected. In the event that a vacancy in the slate of our Nominees should occur unexpectedly, Seneca Capital may appoint a substitute candidate selected by Seneca Capital. In such case or if Seneca Capital determines to add nominees because the Company expands the size of the Dynegy Board subsequent to the date of this consent statement or otherwise, Seneca Capital intends to supplement this consent statement with the disclosure regarding such nominees required by Schedule 14A under the Exchange Act and to obtain the consent of such other nominees as described in the first sentence of this paragraph.

The following information contains each Nominee’s name, age, present principal occupation, principal occupations and directorships for at least the last five years and business address. Each of the Nominees is a citizen of the United States of America.

Considered by investors to be one of the greatest value creating railroad CEOs in modern times, E. Hunter Harrison, age 65, while at Canadian National Railway, led operations and then served as Chief Executive Officer of a company that rewarded investors with a total stockholder return of more than 500% compared to the S&P 500 return of 24% and the average total stockholder return of the other North American Class I Railroads of 152%. He has been a pioneering executive during his 45-year career in the railroad industry, most recently as President and Chief Executive Officer of Canadian National Railway Company from 2003 to 2009, COO from 1998 to 2003 and a member of the Board of Directors from 1999 to 2009. Since retiring from Canadian National Railway in 2009, Mr. Harrison has managed his personal investments. Driving extremely significant stockholder returns, Mr. Harrison developed the concept of “precision railroading” which helped to improve Canadian National Railway’s operating margins to more than 33% in 2009 from 22% in 1997. Prior to joining Canadian National Railway, Mr. Harrison was President and CEO of Illinois Central Railroad from 1993 to 1998 and COO from 1989 to 1993. During his tenure at Illinois Central Railroad, owners realized unlevered returns that were multiples of their initial investment and drastic improvements in operating margins. In addition to his impressive track record of leading value creation and cost cutting efforts, Mr. Harrison is an expert in coal transportation, the largest component of Dynegy’s delivered coal costs, and should be value added in advising Dynegy on strategy towards coal transportation contract negotiations. Mr. Harrison has earned numerous accolades over the course of his career, including 2009 International Business Leader of the Year from the Canadian Chamber of Commerce, Canada’s CEO of the Year from the Globe and Mail’s Report on Business and 2002 Railroader of the Year from Railway Age Magazine. The University of Alberta presented Mr. Harrison with an honorary Doctor of Laws degree for his work as a preeminent innovator and leader in the North American rail industry. In addition to Canadian National Railway’s Board, Mr. Harrison has also served on the Board of Directors for the American Association of Railroads, Belt Railway, Terminal Railway, Wabash National Corp, Illinois Central Railroad and TTX Company. Mr. Harrison’s business address is 2708 Sheltingham, Wellington, Florida 33414.

In addition to the foregoing, Mr. Harrison’s 45 years of experience in the railroad industry, much of it in significant executive management positions, provide him with the necessary skills to be a member of the Dynegy Board.

Jeff D. Hunter, age 45, is co-founder and has served as the Chief Financial Officer, since September 2003, of US Power Generating Company (“US Power Gen”), which has owned and operated more than 5,000 MW of gas-fired generation in New York and New England. At US PowerGen, Mr. Hunter has served as Chief Financial Officer of a company that has driven compelling stockholder returns such that market expectations for current prices of the company’s assets imply a two-to-three times return for US PowerGen founding investors. While Mr. Hunter has been at US PowerGen, the company has completed the merger of Astoria Generating and EBG Holdings and raised more than $1.2 billion in debt and equity financings. Over the last several years at US PowerGen, Mr. Hunter has demonstrated an impressive capability for cutting costs, successfully helping the company reduce selling, general and administrative expenses by 33% and leading the reduction of collateral requirements by more than 50%. Previously, he served as a Partner with PA Consulting Group from 1998 to 2002 and was global practice head of Energy Strategy and Risk Management. While at PA Consulting Group, Mr. Hunter helped to build a global practice focused on opportunities presented in liberalizing markets, privatization, market restructuring, acquisitions and management/operations improvement in the power and natural gas sector. Prior to joining PA Consulting Group, Mr. Hunter was Director, Natural Gas Trading at El Paso Merchant Energy where he led a team of 40 trading professionals in managing a 2 billion cubic foot per day physical gas trading operation. Mr. Hunter’s business address is 300 Atlantic Avenue, Suite 300, Stamford, Connecticut 06901.

In addition to the foregoing, Mr. Hunter’s over eighteen years as an executive in the power generation and energy industry, as well as his experience managing complicated financing structures, provide him with the necessary skills to be a member of the Dynegy Board.

Both Mr. Harrison and Mr. Hunter are compelled by the Dynegy investment opportunity and believe in the full alignment of their interests with those of stockholders. Mr. Harrison recently acquired 500,000 Shares of Dynegy stock — in the face of what Seneca Capital believes was a scorched-earth campaign by Dynegy leadership to scare stockholders into selling at $4.50 — and intends to hold at least that amount during his tenure on the Dynegy Board. Mr. Hunter commits to own 300,000 Shares of Dynegy stock during his tenure on the Dynegy Board. In contrast, the five current non-executive members of the Dynegy Board own a combined total of less than 175,000 Shares, of which approximately 91% are phantom shares granted by the Company as compensation for service on the Dynegy Board (i.e., they have purchased a total of less than 16,000 of their Shares) AND it has been communicated to Seneca Capital by a Dynegy Board member that the Dynegy Board believes that such more modest ownership of Dynegy shares could actually enhance objectivity of a Board member – a belief with which Seneca Capital strongly disagrees and which Seneca Capital believes further highlights grave and urgent concerns about the current composition and mindset of the Dynegy Board.

EBG Holdings LLC (“EBG”), a wholly-owned and indirect subsidiary of US PowerGen, its principal operating subsidiary Boston Generating LLC and its five other wholly owned subsidiaries (collectively, “BostonGen”), announced on August 19, 2010 that they filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Additionally, as part of the filing, BostonGen has sold its assets pursuant to Section 363 of the U.S. Bankruptcy Code. Mr. Hunter has served as Executive Vice President and Chief Financial Officer of EBG. Mr. Hunter has succeeded in driving compelling stockholder returns at USPowerGen even when accounting for the impact of the EBG bankruptcy.

If elected, the Nominees and the other members of the Dynegy Board will be collectively responsible for managing the business and affairs of the Company. Each director of the Company has an obligation under Delaware law to discharge his duties as a director on an informed basis, in good faith, with due care and in a manner the director honestly believes to be in the best interests of the Company and its stockholders. It is possible that circumstances may arise in which the interests of Seneca Capital, on the one hand, and the interests of other stockholders of the Company, on the other hand, may differ although Seneca Capital knows of no, and does not anticipate any such circumstances now. In any such case, Seneca Capital fully expects the Nominees to discharge fully their obligations to the Company and its stockholders under Delaware law and each Nominee and Seneca Capital acknowledge that there is, and can be, no agreement between Seneca Capital, on the one hand, and such Nominee, on the other hand, which governs the decisions such Nominee will make as a director of the Company. Other than a nominee agreement for each Nominee between the Nominee and Seneca Capital and the commitments by each Nominee described on Annex B of this consent statement, there is no arrangement or understanding or other business relationship of any kind between any Nominee and any other person or persons, including Seneca Capital or the Company, pursuant to which any Nominee was selected as a nominee for election to the Dynegy Board.

The Nominees are receiving no compensation from Seneca Capital for serving as nominees and will not receive any compensation from Seneca Capital for their services as directors of the Company if elected. Each of our Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its directors. The compensation currently paid by the Company to its directors is described in the Company’s definitive proxy statement filed with the SEC on April 2, 2010 (the “2010 Proxy Statement”).

If stockholders holding a majority of the issued and outstanding Shares deliver written consents in favor of both this Proposal 2 and Proposal 14 (discussed below), some or all of the existing members of the Dynegy Board may decide not to serve along with our Nominees, and the Dynegy Board will be composed of the Nominees, each existing member of the Dynegy Board who has not resigned and any member of the Dynegy Board who was elected by the Dynegy Board (including any board member(s) who are resigning and any board member(s) elected pursuant to Proposal 2) to fill a vacancy created by a director resignation pursuant to Proposal 14. In such case, Seneca Capital intends to work with the remaining members of the Dynegy Board to fill any vacancies and reserves the right to conduct future consent solicitations. However, there can be no assurance that the Dynegy Board will take the actions requested pursuant to Proposal 14 because Proposal 14 will not be binding on the Dynegy Board.

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO THE ELECTION OF EACH OF THE NOMINEES.

PROPOSAL 3: PROTECT CONSENT EFFECTIVENESS—REPEAL OF ADDITIONAL BYLAWS OR BYLAW AMENDMENTS.

Proposal 3 is to adopt a resolution which would repeal any provision of the Bylaws in effect at the time Proposal 3 becomes effective that was not included in the Bylaws that became effective on November 22, 2010 and were filed with the SEC on November 24, 2010.

Seneca Capital is not aware of any such provision of the Bylaws that has become effective, but it is possible that following the date of this consent statement and prior to the adoption of this resolution such a provision could be disclosed and/or become effective.

The following is the text of the proposed resolution:

“RESOLVED, that any provision of the Bylaws of Dynegy Inc. as of the effectiveness of this resolution that was not included in the Second Amended and Restated Bylaws, effective as of November 22, 2010, as filed with the Securities and Exchange Commission on November 24, 2010, be and are hereby repealed.”

This Proposal is intended to prevent any actions by the current directors of the Company that might impede the effectiveness of any of the Proposals or negatively impact our ability to obtain stockholder consents or give effect to the will of the stockholders expressed in such consents. Section 109(a) of the DGCL and Article X of the Bylaws permit the Company’s stockholders to amend the Bylaws.

If the incumbent Dynegy Board does not effect any change to the version of the November 22, 2010 Bylaws publicly available in filings by the Company with the SEC, this Proposal will have no effect. However, if the incumbent Dynegy Board has made changes since November 22, 2010, this Proposal, if adopted, will restore the Bylaws to the November 22, 2010 version that became publicly available in filings by the Company with the SEC on November 24, 2010, without considering the nature of any changes the incumbent Dynegy Board may have adopted. As a result, this Proposal could have the effect of repealing Bylaw amendments that one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, this Proposal will not preclude the Dynegy Board from reconsidering any repealed Bylaw changes following the consent solicitation. Seneca Capital is not currently aware of any specific Bylaw provisions that would be repealed by the adoption of this Proposal.

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO THE REPEAL OF ADDITIONAL BYLAWS OR BYLAW AMENDMENTS AS DESCRIBED ABOVE.

NON-BINDING PROPOSALS TO PROTECT INTRINSIC VALUE (Proposals 4 through 9 are precatory in nature and would not be binding upon the Dynegy Board or its members but Seneca Capital believes that by adopting these Proposals, stockholders would send a crucial message to the Dynegy Board as to stockholders’ grave concerns regarding Dynegy’s current leadership and strategy and would provide a roadmap to protect the intrinsic value of Dynegy’s assets and its business):

PROPOSAL 4: STRATEGIC REVIEW.

Proposal 4, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board to bring about a strategic review of the Company and its assets to explore the possibility of a sale, in a stockholder-friendly manner, of the Company and/or its assets with a view to using proceeds of any such asset sales for liquidity, optimizing the level of outstanding debt or other means of creating stockholder value. Seneca Capital believes that in considering a sale in a stockholder-friendly manner, the Dynegy Board should give careful consideration to structuring any sales process so as to maximize the likelihood of creating a fully competitive bidding process (with, among other things, ample time for market participants to analyze the Company, no asset exclusivities, no match rights and market-standard confidentiality agreements) and full and careful consideration as to relative benefits of effecting a sale versus pursuing a standalone strategy.

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed to urgently undertake a strategic review of the Company and its assets to explore the possibility of a sale, in a stockholder-friendly manner, of the Company and/or its assets with a view to using proceeds of any such asset sales for liquidity, optimizing the level of outstanding debt or other means of creating stockholder value.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO THE STRATEGIC REVIEW AS DESCRIBED ABOVE.

PROPOSAL 5: OPTIMIZE DEBT.

Proposal 5, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board to urgently consider strategies to optimize the Company’s debt structure, including, without limitation, a refinancing of the Company’s revolver to better align with actual business needs, an evaluation of additional financings (excluding any equity or equity-linked securities issuances) and/or debt exchanges to extend and reduce maturities and/or to reduce costs, an evaluation of hedge monetization to enhance liquidity, and an evaluation of the most efficient means of hedge collateralization, including the use of non-cash assets. Seneca Capital strongly believes that neither equity nor equity-linked securities need be issued to extend or reduce maturities of existing debt since among other reasons the absence of significant secured indebtedness at Dynegy creates significant capacity for additional non-equity linked indebtedness at Dynegy.

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed to urgently consider strategies to optimize the Company’s debt structure, including, without limitation, a refinancing of the Company’s revolver to better align with actual business needs, an evaluation of additional financings (excluding any equity or equity-linked securities issuances) and/or debt exchanges to extend and reduce maturities and/or to reduce costs, an evaluation of hedge monetization to enhance liquidity, and an evaluation of the most efficient means of hedge collateralization, including the use of non-cash assets.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO THE OPTIMIZATION OF THE COMPANY’S DEBT STRUCTURE AS DESCRIBED ABOVE.

PROPOSAL 6: EVALUATE COST CUTS.

Proposal 6, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board to carefully and urgently evaluate all cost cutting opportunities available to the Company, including, without limitation, corporate costs.

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed to carefully and urgently evaluate all cost cutting opportunities available to the Company, including, without limitation, corporate costs.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO THE EVALUATION OF COST CUTTING OPPORTUNITIES AS DESCRIBED ABOVE.

PROPOSAL 7: REVIEW SENIOR MANAGEMENT.

Proposal 7, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board to urgently conduct a review of senior management. Such a review should include specific consideration as to the removal of Bruce A. Williamson as chief executive officer.

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed to urgently conduct a review of senior management, such review to include specific consideration as to the removal of Bruce A. Williamson as chief executive officer.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO A REVIEW OF SENIOR MANAGEMENT AS DESCRIBED ABOVE.

PROPOSAL 8: BEST-IN-CLASS ALIGNMENT.

Proposal 8, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board to urgently undertake an in-depth review of company compensation policies to create policies for director and officer compensation that provide best-in-class economic alignment with stockholders through stock ownership, including, but not limited to, adjusting, where possible, change of control and severance arrangements (totaling up to $36 million in connection with the Proposed IEP Merger) such that they are more appropriately sized and are sensitive to the deal price at which any change of control is consummated.

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed to urgently undertake an in-depth review of company compensation policies to create policies for director and officer compensation that provide best-in-class economic alignment with stockholders through stock ownership, including, but not limited to, adjusting, where possible, change of control and severance arrangements (totaling up to $36 million in connection with the proposed tender offer by, and merger with, an affiliate of Icahn Enterprises Holdings LP, an affiliate of Dynegy’s largest stockholder at $5.50 per share (the “Proposed IEP Merger”)) such that they are more appropriately sized and are sensitive to the deal price at which any change of control is consummated.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO A REVIEW OF COMPANY COMPENSATION POLICIES AS DESCRIBED ABOVE.

PROPOSAL 9: EXPLORE REVERSE SPLIT UNWIND.

On May 21, 2010, Dynegy’s stockholders approved a reverse stock split of the Shares at a ratio of 1-for-5. This reverse stock split was effected on May 25, 2010. Proposal 9, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board to urgently analyze and explore the unwinding of the reverse stock split in a stockholder-friendly manner, including considering an amendment to Dynegy’s Certificate of Incorporation to ensure that there are enough authorized Shares to effect such an unwind. Seneca Capital believes that reverse stock splits allow greater selling pressure from short sellers and are a recipe for underperformance. Seneca Capital notes third-party market research commentary from Credit Suisse in a report titled “Split ‘N Slide” dated July 1, 2008.2

According to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on January 10, 2011, there were 121,059,184 Shares outstanding as of January 5, 2011. Because Section 5.1 of Dynegy’s Certificate of Incorporation authorizes Dynegy to issue up to 420,000,000 Shares, Dynegy could split its stock 3-for-1. In the event that the Certificate of Incorporation is amended to increase the number of outstanding Shares, Dynegy’s stock could be split at a ratio that is higher than 3-for-1.

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed to urgently analyze and explore the unwinding of the recent reverse stock split in a stockholder-friendly manner, including considering an amendment to Dynegy’s Second Amended and Restated Certificate of Incorporation to ensure that there are enough authorized Shares to effect such an unwind.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO AN ANALYSIS OF WHETHER THE REVERSE STOCK SPLIT CAN BE UNWOUND IN A STOCKHOLDER-FRIENDLY MANNER AS DESCRIBED ABOVE.

NON-BINDING PROPOSALS TO ADDRESS GOVERNANCE DEFECTS (Proposals 10 through 14 are precatory in nature and would not be binding upon the Dynegy Board or its members but Seneca Capital believes that by adopting these Proposals, stockholders would send a crucial message to the Dynegy Board as to stockholders’ grave concerns regarding Dynegy’s governance):

PROPOSAL 10: RESOLUTION AGAINST RE-SEATING DIRECTORS OR EXPANDING BOARD.

Proposal 10, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board NOT to expand the size of the Dynegy Board as a means of reseating any members removed pursuant to Proposal 1 or reducing the potential impact of any members elected pursuant to Proposal 2.

[2]	Credit Suisse has not provided permission for use and we are not incorporating this piece by reference into this consent statement.

Seneca Capital believes Dynegy leadership’s decisions to implement a newly-created Rights Plan, recent Bylaw changes, a virtually-unprecedented “recess” of the special stockholders’ meeting to consider the Proposed Blackstone Merger, a last-minute, incremental $16.3 million break-fee in the face of overwhelming stockholder opposition to the Proposed Blackstone Merger, and the early abandonment of a promised careful and independent review of Dynegy’s standalone alternatives in favor of the Proposed IEP Merger (overwhelmingly disfavored by stockholders as evidenced by the recent tender result) and its attendant $16.3 million break-fee, holiday-period go-shop as well as locking up the vote of one of the Company’s largest stockholders and most vocal critics, necessitate immediate change in the ranks of Dynegy leadership and highlight concerns as to what steps the Dynegy Board may take in the future. Accordingly, Seneca Capital is gravely concerned about the possibility of the Dynegy Board expanding the size of the Dynegy Board thereby making the Nominees a smaller total percentage of the Dynegy Board members and reducing their potential impact.

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed NOT to expand the size of the Dynegy Board as a means of reseating any members removed pursuant to Proposal 1 or reducing the potential impact of any members elected pursuant to Proposal 2.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO A RESOLUTION AGAINST BOARD EXPANSION AS DESCRIBED ABOVE.

PROPOSAL 11: INDEPENDENT PROCESS.

Proposal 11, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board to carry out any evaluations or other efforts which are consistent with those called for by Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals) by creating one or more special independent board committees to make such evaluation or other effort. The independent board committee(s) is/are to (a) include any board member(s) elected pursuant to Proposal 2 and (b) engage its own independent and new (i) legal counsel and (ii) one or more financial advisors or, as applicable, compensation consultants, which such counsel, advisors and consultants should be selected (x) to act separately and solely for such committee and (y) without direction from management. The compensation of such independent financial advisor(s) should have alignment to the creation of stockholder value. Additionally, the lead director of the Dynegy Board, the chairperson of the Dynegy Board and the chairperson of any special committee called for by this Proposal should each be a director that did not vote for the Proposed Blackstone Merger or the Proposed IEP Merger.

Under the terms of this Proposal, none of the existing members of the Dynegy Board would be eligible to be the lead director, chairperson or chairperson of any special committee called for by this Proposal and only the Nominees or any other new members of the Dynegy Board, if they are elected, would be so eligible. Accordingly, if the Nominees are not elected to the Dynegy Board and the Dynegy Board has no members other than its existing members, the Dynegy Board would be unable to fully implement this non-binding Proposal.

Also, in the event the Dynegy Board fully implements non-binding Proposal 14, the membership pool for any special committee called for by this Proposal would consist of the Nominees, if elected, and any other new members of the Dynegy Board elected in accordance with non-binding Proposal 14.

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed to carry out any evaluations or other efforts which are consistent with those called for by Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals) by creating one or more special independent board committees to make such evaluation or other effort. The independent board committee(s) is/are to (a) include any board member(s) elected pursuant to Proposal 2 and (b) engage its own independent and new (i) legal counsel and (ii) one or more financial advisors or, as applicable, compensation consultants, which such counsel, advisors and consultants should be selected (x) to act separately and solely for such committee and (y) without direction from management. The compensation of such independent financial advisor(s) should have alignment to the creation of stockholder value. Additionally, the lead director of the Dynegy Board, the chairperson of the Dynegy Board and the chairperson of any special committee called for by this Proposal should each be a director that did not vote for the proposed merger with an affiliate of The Blackstone Group at $4.50 and then $5.00 per share (the “Proposed Blackstone Merger”) or the Proposed IEP Merger.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO AN INDEPENDENT PROCESS AS DESCRIBED ABOVE.

PROPOSAL 12: REPORTS TO STOCKHOLDERS.

Proposal 12, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board to make public disclosure every three months, commencing with the next scheduled quarterly report of Company financial information, as to the Dynegy Board’s and any special board committee’s progress and findings with regard to their evaluations or other efforts undertaken consistent with those called for by any of Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals).

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed to make public disclosure every three months, commencing with the next scheduled quarterly report of Company financial information, as to the Dynegy Board’s and any special board committee’s progress and findings with regard to their evaluations or other efforts undertaken consistent with those called for by any of Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals).”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO REPORTS TO STOCKHOLDERS AS DESCRIBED ABOVE.

PROPOSAL 13: ANNUAL MEETING SLATE.

Proposal 13, a non-binding Proposal, is to adopt a resolution that would direct the Dynegy Board to nominate any members elected pursuant to Proposal 2 to stand for re-election at Dynegy’s next annual meeting of stockholders for a full term.

The following is the text of the proposed resolution:

“RESOLVED, that the Dynegy Board is directed to nominate any members elected pursuant to Proposal 2 to stand for re-election at Dynegy’s next annual meeting of stockholders for a full term.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO A RESOLUTION AS TO THE ANNUAL MEETING SLATE AS DESCRIBED ABOVE.

PROPOSAL 14: DIRECTOR RESIGNATIONS.

Proposal 14, a non-binding Proposal, is to demand expeditious resignation of those members of the Dynegy Board who supported all of (a) the Proposed Blackstone Merger, (b) a “recess” of the special meeting to consider the Proposed Blackstone Merger, (c) an incremental $16.3 million break-fee in the face of overwhelming stockholder opposition to the Proposed Blackstone Merger and (d) the Proposed IEP Merger barely three weeks after pledging a careful review of standalone alternatives, as Dynegy leadership in pursuing these actions, including scorched-earth and liquidity-scare tactics in defense of proposed sales, has lost necessary credibility to effectively steward the Company. Such resignation should occur simultaneously with the expeditious election by the Dynegy Board (including any board member(s) that are resigning and any board member(s) elected pursuant to Proposal 2), without direction from management, of qualified successor directors that believe in the Dynegy value proposition.

The following is the text of the proposed resolution:

“RESOLVED, that stockholders demand expeditious resignation of those members of the Dynegy Board who supported all of (a) the Proposed Blackstone Merger, (b) a “recess” of the special meeting to consider the Proposed Blackstone Merger, (c) an incremental $16.3 million break-fee in the face of overwhelming stockholder opposition to the Proposed Blackstone Merger and (d) the Proposed IEP Merger barely three weeks after pledging a careful review of standalone alternatives, as Dynegy leadership in pursuing these actions, including scorched-earth and liquidity-scare tactics in defense of proposed sales, has lost necessary credibility to effectively steward the Company. Such resignation should occur simultaneously with the expeditious election by the Dynegy Board (including any board member(s) that are resigning and any board member(s) elected pursuant to Proposal 2), without direction from management, of qualified successor directors that believe in the Dynegy value proposition.”

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO DEMANDING RESIGNATIONS OF DIRECTORS AS DESCRIBED ABOVE.

CONSEQUENCES OF THE PROPOSALS

As of November 19, 2010, Mr. Biegler held shares of phantom stock, which were granted on an annual basis and credited quarterly to Dynegy’s non-employee directors pursuant to Dynegy’s Deferred Compensation Plan for Certain Directors. Upon termination of service as a director, the shares of phantom stock generally become payable in cash or common stock, based on each director’s one-time election, and in a lump-sum payment or in monthly, quarterly or annual installments over a specified term, also at the director’s election. According to Dynegy’s preliminary proxy statement filed with the SEC on January 10, 2011, Mr. Biegler owned, as of January 5, 2011, 37,125 shares of phantom stock and has previously elected to receive the value of the phantom stock in cash rather than common stock upon his termination. Therefore, upon termination of Mr. Biegler’s service as a director, Dynegy will be obligated to pay to Mr. Biegler the value of his shares of phantom stock in cash.

Seneca Capital is not currently aware of any financial consequences to Dynegy in connection with the removal of Mr. Williamson from the Dynegy Board.

There can be no assurance that the existing members of the Dynegy Board will continue to serve as directors of the Company if necessary consents to approve Proposals 1 and 2 are obtained. If some or all of the existing members of the Dynegy Board decide not to serve along with our Nominees, Seneca Capital intends to work with the remaining members of the Dynegy Board to fill any vacancies and reserves the right to conduct future consent solicitations.

Even if Proposals 4 through 14 are approved by a majority of Dynegy’s stockholders, there can be no assurance that the Dynegy Board will take the requested actions because these Proposals will not be binding on the Dynegy Board.

INTERESTS OF PARTICIPANTS IN THIS CONSENT SOLICITATION

Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC, Douglas A. Hirsch and the Nominees are participants in this solicitation of written consents by us from the stockholders of the Company. Information in this consent statement and in Annexes A and B about each Participant was provided by that Participant.

CONSENT PROCEDURES

Section 228(a) of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Consents must also bear the date of the signature of the stockholder who signs the written consent. The Company’s certificate of incorporation does not prohibit, and therefore permits, the Company’s stockholders to act by written consent.

Article II, Section 16(B) of Dynegy’s Bylaws provides that the Dynegy Board may fix a record date, which shall not precede, or be more than 10 days after, the date upon which the resolution fixing the record date is adopted by the Dynegy Board. Any stockholder seeking to have the stockholders authorize or take corporate action by a consent in writing shall, by written notice to the secretary of Dynegy, request that the Dynegy Board fix a record date. The Dynegy Board shall promptly, but in all events within ten days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Dynegy Board within ten days of the date on which such a request is received, then the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be the first date on which a signed consent in writing setting forth the action taken or proposed to be taken is delivered to Dynegy by delivery to its registered office in Delaware or its principal place of business at 1000 Louisiana, Suite 5800, Houston, Texas 77002. Seneca Capital intends to request that the Dynegy Board set a record date (the “Record Date”) for this consent solicitation and that the Dynegy Board inform stockholders of the Record Date by issuing a press release. If the Dynegy Board does not set a Record Date, or if it sets a Record Date but does not inform stockholders of such Record Date, Seneca Capital intends to notify stockholders of the Record Date by issuing a press release.

A stockholder may consent to the removal of only one of the two existing directors identified in this consent statement by designating the name of a director who is not to be removed on the WHITE consent card. Accordingly, it is possible that only one of Bruce A. Williamson and David W. Biegler may be removed pursuant to Proposal 1. It is our intention that if only one of Bruce A. Williamson and David W. Biegler is removed, then the Nominees who are standing for election to fill the vacancies resulting from the removal of such existing directors be elected in order of the number of consents received by the Nominees, with the Nominee receiving the highest number of consents filling the first available vacancy. The Nominees, if elected, will not constitute a majority of the Dynegy Board and will not be able to cause the Dynegy Board to take (or not take) any specific action. However, the Nominees will seek to influence the Dynegy Board and management to address the issues they believe need to be addressed in order to maximize stockholder value. There can be no assurance that the Nominees will be able to persuade other directors to join with them in addressing such issues.

Under Section 228(c) of the DGCL, no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered, written consents signed by the holders of a sufficient number of shares are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded. Accordingly, for the Proposals to be adopted, properly completed and unrevoked written consents to the Proposals must be delivered to Dynegy within

60 calendar days of the date of the earliest dated consent delivered to Dynegy. Nevertheless, Seneca Capital recommends that you submit your consent as soon as possible. Seneca Capital intends to notify stockholders of the date of the earliest dated consent delivered to Dynegy by issuing a press release.

Consents representing a majority of the outstanding Shares as of the close of business on the Record Date entitled to be voted at a meeting of stockholders on Proposals 1 through 14 (i.e., a majority of the issued and outstanding Shares) are required in order to approve Proposals 1 through 14. According to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on January 10, 2011, there were 121,059,184 Shares outstanding as of January 5, 2011. Accordingly, assuming 121,059,184 Shares outstanding as of the Record Date, the consent of the holders of at least 60,529,593 Shares is necessary to approve Proposals 1 through 14.

If the Proposals are adopted pursuant to the consent procedures, prompt notice will be given pursuant to Section 228(e) of the DGCL to stockholders who have not executed consents.

An executed consent card may be revoked at any time before the action authorized by the executed consent becomes effective by signing, dating and delivering a written revocation. Revocations may only be made by the record holder that grants such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Company, 1000 Louisiana, Suite 5800, Houston, Texas 77002 or to Seneca Capital, c/o [            ],[            ] or via the Internet by accessing http://[            ] or by telephone at [            ]. Although a revocation is effective if delivered to the Company, Seneca Capital requests that either the originals or photostatic copies of all revocations of consents be mailed or delivered to [            ] at the address set forth above, so that Seneca Capital will be aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the requisite stockholders of record on the Record Date.

Please note, however, if your Shares are held in the name of a brokerage firm, bank or other nominee, only it can execute a revocation of a previously executed consent representing your Shares and only on receipt of your specific instructions. Accordingly, if you wish to revoke a previously executed consent, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to execute a written revocation on your behalf.

Seneca Capital plans to present the results of any successful solicitation with respect to the corporate actions proposed herein to the Company as soon as possible.

Seneca Capital may terminate the consent solicitation at any time. In addition, Seneca Capital reserves the right to solicit proxies and/or consents from the Company’s stockholders to be used at either the Company’s annual meeting of stockholders, or otherwise, for the election of the Nominees or other nominees that Seneca Capital may have to the Dynegy Board should the consent solicitation be terminated. Any such proxy solicitation or consent solicitation would be made in accordance with the applicable provisions of Regulation 14A under the Exchange Act and pursuant to a definitive proxy statement or definitive consent statement on Schedule 14A.

SPECIAL INSTRUCTIONS

Mailing Instructions:

Holders of Shares as of the close of business on the Record Date may elect to consent to, withhold consent to or abstain from consenting to the Proposals by marking the “CONSENT,” “DOES NOT CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the postage-paid envelope provided.

In addition, stockholders may withhold consent to the removal of either or both of Bruce A. Williamson and David W. Biegler or to the election of any individual Nominee by writing such person’s name in the space relating to the applicable Proposal on the consent card. Neither of the Nominees will be elected unless stockholders also approve the removal, without cause, of one or both of Bruce A. Williamson and David W. Biegler.

If the stockholder has signed, dated and returned a consent card, but has failed to check a box marked “CONSENT,” “DOES NOT CONSENT” or “ABSTAIN” for any of the Proposals, such stockholder will be deemed to have consented to such Proposal or Proposals, except that such stockholder will not be deemed to have consented to the removal of any member of the Dynegy Board or the election of any Nominee whose name is written in by such stockholder in the space relating to the applicable Proposal on the consent card. A vote to “ABSTAIN” will have the same effect as withholding your consent to a Proposal.

Internet or Telephone Instructions:

You may also submit your consent to us via the Internet or telephone as explained in our consent instruction card. Submitting your consent via the Internet or telephone authorizes your consent in the same manner as if you had signed, dated and returned a consent card.

Shares Held in the Name of a Brokerage Firm, Bank or Other Nominee:

Please note that if your Shares are held in the name of a brokerage firm, bank or other nominee, only it can execute a consent representing your Shares and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. Seneca Capital recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Seneca Capital, c/o [            ], [            ] so that Seneca Capital will be aware of all instructions given and can attempt to ensure that those instructions are followed.

SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO ALL OF THE PROPOSALS.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD, OR HAVE YOUR BROKERAGE FIRM, BANK OR OTHER NOMINEE EXECUTE A CONSENT CARD REPRESENTING YOUR SHARES AS DESCRIBED ABOVE, AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. PLEASE NOTE YOU MUST SIGN AND DATE THE WHITE CONSENT CARD IN ORDER FOR IT TO BE VALID. ALTERNATIVELY, IF YOU HOLD YOUR SHARES IN YOUR OWN NAME (AS OPPOSED TO THROUGH THE NAME OF YOUR BROKERAGE FIRM, BANK OR OTHER NOMINEE), YOU MAY ALSO SUBMIT YOUR CONSENT TO US VIA THE INTERNET OR TELEPHONE AS EXPLAINED IN OUR CONSENT INSTRUCTION CARD. FAILURE TO SUBMIT YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

VOTING SECURITIES

According to publicly available information, the Shares constitute the only class of outstanding voting securities of the Company. Accordingly, only holders of Shares are entitled to execute consents. Each Share is entitled to one vote. The Company’s stockholders do not have cumulative voting rights.

Each of Proposals 1 through 14 will become effective without further action when written consents in favor of such Proposal representing a majority of the outstanding Shares as of the close of business on the Record Date entitled to be voted at a meeting of stockholders on Proposals 1 through 14 (i.e., a majority of the issued and outstanding Shares) are delivered to the Company; however, if none of the existing members of the Dynegy Board are removed in Proposal 1, there will be no vacancies to fill so none of the nominees can be elected in Proposal 2. According to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on January 10, 2011, there were 121,059,184 Shares outstanding as of January 5, 2011. Accordingly, assuming 121,059,184 Shares outstanding as of the Record Date, the consent of the holders of at least 60,529,593 Shares is necessary to effect Proposals 1 through 14.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT OF DYNEGY

Except as described below, the following table is reprinted from the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 10, 2011. Footnote 9 has been updated to reflect the information in the Schedule 13D filed by Seneca Capital with the SEC on February 10, 2011.

“The following table sets forth the number of Shares beneficially owned as of January 5, 2011, except as otherwise noted, by: (i) each director of the Company; (ii) our named executive officers, consisting of Mr. Williamson, Ms. Nichols, Mr. Blodgett, Mr. Lednicky and Mr. Cook; (iii) all of our current directors and officers as a group; and (iv) each person or entity the Company knows to beneficially own more than 5% of the outstanding Shares:

	Number of Shares Beneficially Owned(1)	Percent of Class(1)(2)
Directors**

David W. Biegler(3)	37,125	*
Victor E. Grijalva(3)	30,681	*
Patricia A. Hammick(3)	40,125	*
Howard B. Sheppard(3)	27,751	*
William L. Trubeck(3)	37,325	*

Named Executive Officers**

Bruce A. Williamson(4)	1,475,823	1.2%
Holli C. Nichols(5)	282,622	*
J. Kevin Blodgett(6)	184,104	*
Lynn A. Lednicky(7)	239,404	*
Charles C. Cook(8)	168,813	*
All Directors and Officers as a group (10 persons)	2,523,773	2.1%

Other

Seneca Capital Investments, L.P.(9)	11,226,500	9.3%

590 Madison Avenue, 28th Floor New York, NY 10022

Icahn Capital LP(10)	18,042,212	14.9%

767 Fifth Avenue, 47th Floor, New York, NY 10153

Donald Smith & Co., Inc.(11)	8,410,038	6.9%

152 W. 57th Street, 22nd Floor, New York, NY 10019

*	Percentage ownership of less than one percent.
**	The address of all our directors and named executive officers is the Company’s headquarters at 1000 Louisiana Street, Suite 5800, Houston, TX 77002.
(1)	The number of shares are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares which the person has the right to acquire within 60 days of January 5, 2011 through the exercise of any option, warrant or right, regardless of whether such arrangement is currently in the money, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. Except as otherwise indicated, each person and entity has the sole voting and investment power with respect to the shares set forth in the table.
(2)	Based upon 121,059,184 shares issued and outstanding at January 5, 2011.
(3)	Amounts shown include the following number of shares payable upon termination of service as a director, at the election of the director, with respect to certain Company phantom stock units awarded under the Director Deferred Compensation Plan: 35,125 shares payable to Messrs. Biegler and Trubeck and Ms. Hammick; 24,751 shares payable to Mr. Sheppard; and 27,681 shares payable to Mr. Grijalva. The amounts shown do not include certain stock units held by Ms. Hammick through our Director Deferred Compensation Plan which are payable, upon retirement, exclusively in cash and not in shares. For Mr. Sheppard, amount shown includes 3,000 shares held in a family trust.
(4)	Amount shown includes 1,147,820 shares issuable upon the exercise of Company stock options held by Mr. Williamson and 21,390 and 111,111 shares which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 5,699 shares held by the Trustee of the Dynegy Inc. 401(k) Savings Plan, or the Dynegy 401(k) Plan, for the account of Mr. Williamson, based on the market value of units held by Mr. Williamson in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our common stock as of January 5, 2011. The amount shown does not include 318,584 Company phantom stock units held by Mr. Williamson through our Dynegy Inc. 2009 Phantom Stock Plan, or the Phantom Stock Plan, that are payable exclusively in cash and not in shares.
(5)	Amount shown includes 230,554 shares issuable upon the exercise of Company stock options held by Ms. Nichols and 5,347 and 29,166 shares of Company restricted stock which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 6,434 shares held by the Trustee of the Dynegy 401(k) Plan for the account of Ms. Nichols, based on the market value of units held by Ms. Nichols in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our common stock as of January 5, 2011. The amount shown does not include 79,646 Company phantom stock units held by Ms. Nichols through our Phantom Stock Plan that are payable exclusively in cash and not in shares.
(6)

Amount shown includes 148,099 shares issuable upon the exercise of employee stock options held by Mr. Blodgett and 3,977 and 21,875 shares of Company restricted stock which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 5,529 shares held by the Trustee of the Dynegy 401(k) Plan for the account of Mr. Blodgett, based on the market value of units held by Mr. Blodgett in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our shares as of January 5,

2011. The amount shown does not include 59,236 Company phantom stock units held by Mr. Blodgett through our Phantom Stock Plan that are payable exclusively in cash and not in shares.
(7)	Amount shown includes 196,769 shares issuable upon the exercise of Company stock options held by Mr. Lednicky and 3,977 and 21,875 shares of Company restricted stock which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 5,977 shares held by the Trustee of the Dynegy 401(k) Plan for the account of Mr. Lednicky, based on the market value of units held by Mr. Lednicky in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our shares as of January 5, 2011. The amount shown does not include 59,236 Company phantom stock units held by Mr. Lednicky through our Phantom Stock Plan that are payable exclusively in cash and not in shares.
(8)	Amount shown includes 134,607 shares issuable upon the exercise of Company stock options held by Mr. Cook and 5,715 and 21,146 shares of Company restricted stock which vest on March 6, 2011 and March 3, 2013, respectively. Amount shown also includes approximately 4,038 shares held by the Trustee of the Dynegy 401(k) Plan for the account of Mr. Cook, based on the market value of units held by Mr. Cook in the Dynegy 401(k) Plan’s Dynegy stock fund divided by the closing price of our shares as of January 5, 2011. The amount shown does not include 55,752 Company phantom stock units held by Mr. Cook through our Phantom Stock Plan that are payable exclusively in cash and not in shares.
(9)	Based on Schedule 13D/A (the “Seneca 13D”) filed with the SEC on February 10, 2011 on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Seneca Reporting Persons”). Such filing indicated that (1) International Fund had shared voting and dispositive power with respect to 7,712,100 shares, (2) U.S. Fund had shared voting and dispositive power with respect to 3,514,400 shares, (3) Seneca LP had shared voting and dispositive power with respect to 11,226,500 shares, (4) Seneca LLC had shared voting and dispositive power with respect to 11,226,500 shares, (5) Seneca International GP had shared voting and dispositive power with respect to 7,712,100 shares, (6) Seneca Advisors had shared voting and dispositive power with respect to 3,514,400 shares and (7) Mr. Hirsch had shared voting and dispositive power with respect to 11,226,500 shares. The Seneca 13D included the following language: “shares reported herein as being held by International Fund and U.S. Fund (the ‘shares’) may be deemed to be beneficially owned, within the meaning of Rule 13d-3 under the Act, by Seneca LP, Seneca LLC and Mr. Hirsch. Seneca LP serves as the investment manager for each of Seneca International and U.S. Fund. Seneca LLC is the general partner of Seneca LP. Seneca International GP is the general partner of International Fund, and Seneca Advisors is the general partner of U.S. Fund. Mr. Hirsch is the managing member of each of Seneca LLC, Seneca International GP and Seneca Advisors.” As of February 10, 2011, International Fund and U.S. Fund held European-style call options, providing the right to purchase 2,331,400 and 1,059,600 shares, respectively, at an exercise price of $0.01 per share, by delivery notice of exercise as of April 15, 2011. Such options are not exercisable within sixty days of the filing date of the Seneca 13D, and therefore the shares to which they relate are not currently deemed beneficially owned by the Seneca Reporting Persons. The Seneca 13D also reflects the ownership of 500,000 shares held by E. Hunter Harrison. There is no agreement between Seneca Capital and Mr. Harrison with respect to holding, voting or disposing of their respective shares, and Mr. Harrison retains sole voting and dispositive power over his shares. While Mr. Harrison has stated that he intends to vote his shares in favor of the Proposals, he is under no obligation or subject to any agreement to do so and any such vote is at his sole discretion.
(10)

Based on Schedule 13D filed with the SEC on November 15, 2010, Schedule 13D/A filed with the SEC on December 23, 2010 and Form 4 filed with the SEC on November 17, 2010 (the “Icahn Form 4”), each on behalf of High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Partners Master Fund II LP (“Icahn Master II”), Icahn Partners Master Fund III LP (“Icahn Master III”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the “Icahn Reporting Persons”): Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Icahn Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.4% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings. The Icahn Reporting Persons beneficially own, in the aggregate, 18,042,212 shares (including the 6,042,212 shares underlying call and put options), representing approximately 14.9% of the Issuer’s outstanding shares. High River directly beneficially owns 3,608,441 shares (including 1,208,442 call options), Icahn Partners directly beneficially owns 5,510,709 shares (including 1,857,034 call options), Icahn Master directly beneficially owns 6,238,314 shares (including 2,092,971 call options), Icahn Master II directly beneficially owns 1,805,714 shares (including 590,137 call options), Icahn Master III directly beneficially owns 879,034 shares (including 293,628 Call Options), Hopper indirectly beneficially owns 3,608,411 shares (including 1,208,442 call options), Barberry indirectly beneficially owns 3,608,411 shares (including 1,208,442 call options), Icahn Offshore indirectly beneficially owns 8,923,062 shares (including 2,976,736 call options), Icahn Onshore indirectly beneficially owns 5,510,709 (including 1,857,034 call options), Icahn Capital indirectly beneficially owns 14,433,771 shares (including 4,833,770 call options), IPH indirectly beneficially owns 14,433,771 shares (including 4,833,770 call options), Icahn Enterprises Holdings indirectly beneficially owns 14,433,771 shares (including 4,833,770 call options), Icahn Enterprises G.P. indirectly beneficially owns 14,433,771 shares (including 4,833,770 call options), Beckton indirectly beneficially owns 14,433,771 shares (including 4,833,770 call options), and Carl C. Icahn indirectly beneficially owns 18,042,212 shares (including 6,042,212 call options). The Icahn Form 4 included the following language: “Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. Each of Hopper, Barberry and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares (including Options) which High River owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such shares (including Options) except to the extent of their pecuniary interest therein. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares (including Options) which Icahn Partners owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such shares (including Options) except to the extent of their pecuniary interest therein. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares (including Options) which each of Icahn Master, Icahn Master II and Icahn Master III owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such shares (including Options) except to the extent of their pecuniary interest therein. High River directly beneficially owns 1,208,442 call options (the “Call Options”), Icahn Partners directly beneficially owns 1,857,034 Call Options, Icahn Master directly beneficially owns 2,092,971 Call Options, Icahn Master II directly beneficially owns 590,137 Call Options, and Icahn Master III directly beneficially owns 293,628 Call Options. High River directly wrote 1,208,442 European-style put options (the “Put Options,” and together with the Call Options, the “Options”), Icahn Partners directly wrote 1,857,034 Put Options, Icahn Master directly wrote 2,092,971 Put Options, Icahn Master II directly wrote 590,137 Put Options, and Icahn Master III directly wrote 293,628 Put Options. The Call Options reference an aggregate of 6,042,212 shares of common stock of Dynegy Inc. and have an exercise price of $2.90, and expire on November 10, 2012. The Put Options have an exercise price of $2.90, reference an aggregate of 6,042,212 underlying shares and expire on November 10, 2012. The Put Options provide that they settle in cash.

(11)	Based on its report on Schedule 13F, as filed November 15, 2010, reporting for the quarter ended September 30, 2010.”

SOLICITATION OF CONSENTS

Consents may be solicited by mail, telephone, telefax, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person. Seneca Capital and the other Participants hereto may assist in the solicitation of consents without any additional remuneration (except as otherwise set forth in this consent statement).

Seneca Capital has retained [            ] for solicitation and advisory services in connection with the solicitation of consents, for which [            ] is to receive a fee which Seneca Capital estimates will not exceed $150,000, inclusive of reimbursement for its reasonable out-of-pocket expenses. Up to fifty people may be employed by [            ] in connection with the solicitation of consents. [            ] will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. In addition to the fees to [            ] described above, costs related to the consent solicitation include expenditures for printing, postage, legal and related expenses and are currently estimated to be approximately $275,000, of which approximately $125,000 have been incurred to date. The entire expense of soliciting consents in connection with the Proposals by us or on our behalf is being borne by us. To the extent legally permissible, Seneca Capital intends to seek reimbursement from the Company for the costs of this consent solicitation. Seneca Capital currently intends to submit the question of such reimbursement to a vote of the stockholders of the Company.

If you have any questions concerning this consent statement or the procedures to be followed to execute and deliver a consent, please contact [            ] at the address or phone number specified below under the heading “Other Information.”

STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

According to the Company’s 2010 Proxy Statement, a stockholder who desired to include a proposal in the proxy material relating to the next annual meeting of stockholders of the Company must have submitted the same in writing, so as to be received by the Company’s Corporate Secretary at the principal executive office of the Company on or before the close of business on December 6, 2010 for such proposal to be considered for inclusion in the proxy statement for such meeting. Such proposal also must have met the other requirements of the SEC under Rule 14a-8 relating to stockholder proposals required to be included in the Company’s proxy statement.

According to the Company’s 2010 Proxy Statement, if a stockholder wishes to introduce a director nominee or other item of business for consideration at an Annual Meeting of stockholders, the stockholder must comply with the procedures specified in the Company’s Bylaws, as permitted by the rules of the SEC. These procedures require that director nominations or other items of business to be introduced at an Annual Meeting of stockholders must be submitted in writing to the Company’s Corporate Secretary at the principal executive office of the Company. Under the Company’s Bylaws, the Company must receive notice of a stockholder’s intention to introduce a nomination or proposed item of business at its 2011 Annual Meeting of Stockholders:

•

By the close of business on February 20, 2011 (not later than the 90th day before the one-year anniversary date of the 2010 Annual Meeting) nor earlier than the close of business on January 21, 2011 (not earlier than the 120th day before the one-year anniversary date of the 2010 Annual Meeting), if the 2011 Annual Meeting of stockholders is held within 30 days before or 60 days after May 21, 2011 (the one-year anniversary date of the 2010 Annual Meeting); or

•

By the close of business on the 90th day before the 2011 Annual Meeting but not before the close of business on the 120th day before the 2011 Annual Meeting or the tenth day following the public announcement of the 2011 Annual Meeting date, if the 2011 Annual Meeting is held more than 30 days before or more than 60 days after May 21, 2011 (the one-year anniversary date of the 2010 Annual Meeting).

Assuming the Company’s 2011 Annual Meeting of stockholders is held on a schedule similar to that of the 2010 Annual Meeting, the Company must receive notice of a stockholder’s intention to introduce a nomination or another item of business at that meeting by the dates specified in the first bullet point above. The Company’s Bylaws specify the information that must be contained in a stockholder’s notice for director nominees or an item of business to be introduced at an Annual Meeting of stockholders. Please read the Company’s Bylaws, which are available free of charge through the SEC’s web site at www.sec.gov and through the Company’s website at www.dynegy.com, for additional information regarding stockholder proposals.

FORWARD-LOOKING STATEMENTS

This consent statement contains certain statements which are “forward looking” in nature (including statements regarding our plans if requisite consents are obtained to approve the Proposals), and stockholders should be aware that any such forward-looking statements are only predictions, subject to risks and uncertainties that exist in the business environment which could render actual outcomes and results materially different than predicted. In some cases, such forward-looking statements may be identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends” or “believes” or the negative of such terms or other comparable terminology.

OTHER INFORMATION

The information concerning the Company contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Seneca Capital has no knowledge that would indicate that statements relating to the Company contained in this consent statement in reliance upon publicly available information are inaccurate or incomplete. Seneca Capital does not take any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Annex A, attached hereto, sets forth information concerning the Nominees. Annex B, attached hereto, sets forth information concerning the Participants in our solicitation of consents from the Company’s stockholders.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD, OR HAVE YOUR BROKERAGE FIRM, BANK OR OTHER NOMINEE EXECUTE A CONSENT CARD REPRESENTING YOUR SHARES AS DESCRIBED ABOVE, AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. PLEASE NOTE YOU MUST SIGN AND DATE THE WHITE CONSENT CARD IN ORDER FOR IT TO BE VALID. ALTERNATIVELY, IF YOU HOLD YOUR SHARES IN YOUR OWN NAME (AS OPPOSED TO THROUGH THE NAME OF YOUR BROKERAGE FIRM, BANK OR OTHER NOMINEE), YOU MAY ALSO SUBMIT YOUR CONSENT TO US VIA THE INTERNET OR TELEPHONE AS EXPLAINED IN OUR CONSENT INSTRUCTION CARD. FAILURE TO SUBMIT YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

February [—], 2011

If you have any questions or require any assistance in executing your WHITE consent card or submitting your consent via the Internet or telephone, please contact [            ], which is assisting in this solicitation of consents:

[            ]

[            ]

[            ]

Call Toll-Free: [            ]

Banks and Brokerage Firms Call: [            ]

Important Notice Regarding the Availability of this Consent Statement

This consent statement is available on the Internet at www.[            ].

ANNEX A: CERTAIN INFORMATION CONCERNING THE NOMINEES

There are no material legal proceedings in which either of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or associates have a material interest adverse to the Company or any of its subsidiaries. Other than as disclosed in the consent statement, neither of the Nominees has been involved in any legal proceedings in the preceding ten years described in Item 401(f) of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

There are no family relationships between the Nominees or between any of the Nominees and any director or executive officer of the Company. Other than as disclosed in the consent statement, neither of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

A-1

ANNEX B: CERTAIN INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Securities Held by Participants

The Participants and their associates may be deemed to have beneficial ownership of securities of the Company as set forth in the chart below or, with respect to Seneca Capital, as set forth in the consent statement under the heading “Security Ownership of Certain Beneficial Owners and Management.” None of the Participants or any of their associates owns any securities of the Company of record that such person does not own beneficially.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class†
Common Stock	E. Hunter Harrison	500,000	(1)	*
Common Stock	Jeff D. Hunter	—		—

†	Percentage ownership based on 121,059,184 Shares outstanding as of January 5, 2011 as reported in the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on January 10, 2011.
*	Indicates less than 1% ownership.
(1)	All shares were acquired on November 4, 2010. Mr. Harrison has not otherwise purchased or sold any securities of the Company.

Miscellaneous Information Concerning the Participants

Except as described in this Annex B or in the consent statement, no Participant nor any of his respective associates or affiliates (together, the “Participant Affiliates”), is either a party to any transaction or series of transactions since January 1, 2007, or has knowledge of any currently proposed transaction or series of proposed transactions, (i) to which the Company or any of its subsidiaries was or is to be a participant, (ii) in which the amount involved exceeds $120,000 and (iii) in which any Participant or Participant Affiliate had, or will have, a direct or indirect material interest. Furthermore, except as described in this Annex B or in the consent statement, no Participant or Participant Affiliate (i) directly or indirectly beneficially owns any securities of the Company or any securities of any subsidiary of the Company or (ii) has had any relationship with the Company in any capacity other than as a stockholder.

Except for the nominee agreements, no Participant or Participant Affiliate has entered into any agreement or understanding with any person with respect to any future employment by the Company or any of its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. Except as described below, there are no contracts, arrangements or understandings by any Participant within the past year with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies. Mr. Harrison recently acquired 500,000 Shares of Dynegy stock and intends to hold at least that amount during his tenure on the Dynegy Board. Mr. Hunter commits to own 300,000 Shares of Dynegy stock during his tenure on the Dynegy Board, which is based on Mr. Hunter’s representation as to his intent if elected as a director of Dynegy.

B-1

IMPORTANT

VOTING CONTROL NUMBER

Your vote is important. No matter how many Shares you own, please deliver a consent in favor of each of the Proposals:

•	VIA INTERNET – Have the above control number handy when you go to: http://[ ]. Follow the instructions. You will have the option of receiving an email conformation.

•	BY TELEPHONE – Dial toll-free from the U.S. or Canada: [ ]. Have the control number handy and follow the instructions.

•

BY MAIL – Unless you have voted via the Internet or by telephone in accordance with the instructions set forth above, SIGN, DATE and MAIL the enclosed WHITE consent card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, dealer, trust company or other nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the WHITE consent card representing your Shares. Seneca Capital recommends that you confirm in writing your instructions to Seneca Capital in care of [            ] at the address provided below so that Seneca Capital will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any assistance in executing your WHITE consent card or submitting your consent via the Internet or telephone, please contact [            ] at the address set forth below.

[            ]

[            ]

[            ]

Call Toll-Free: [            ]

Banks and Brokerage Firms Call: [            ]

B-2

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PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2011

FORM OF CONSENT CARD—WHITE

CONSENT OF STOCKHOLDERS OF DYNEGY INC. TO TAKE ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY

SENECA CAPITAL INTERNATIONAL MASTER FUND, L.P.,

SENECA CAPITAL, L.P.,

SENECA CAPITAL INVESTMENTS, L.P.,

SENECA CAPITAL INVESTMENTS, LLC,

SENECA CAPITAL INTERNATIONAL GP, LLC,

SENECA CAPITAL ADVISORS, LLC

DOUGLAS A. HIRSCH (COLLECTIVELY, “SENECA CAPITAL”)

E. HUNTER HARRISON

and

JEFF D. HUNTER

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF DYNEGY INC.

Unless otherwise indicated below, the undersigned hereby consents pursuant to Section 228(a) of the General Corporation Law of the State of Delaware with respect to all shares of common stock, par value $0.01 per share (the “Shares”), of Dynegy Inc., a Delaware corporation (the “Company”), held by the undersigned as of the record date for determining shares entitled to consent, to the taking of the following actions without a meeting of the Company’s stockholders, effective as of [                    ]:

IF NO BOX IS MARKED FOR ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED RELATING TO THE APPLICABLE PROPOSAL. SENECA CAPITAL RECOMMENDS THAT YOU CONSENT TO ALL PROPOSALS.

None of the Proposals are subject to, or are conditioned upon, the adoption of the other Proposals; however, if none of the existing members of the Company’s Board of Directors (the “Dynegy Board”) are removed in Proposal 1, there will be no vacancies to fill so none of the nominees can be elected in Proposal 2. Accordingly, Seneca Capital will not be seeking to elect nominees under Proposal 2 unless the stockholders also approve the removal, without cause, of one or more of the existing members of the Dynegy Board.

BINDING PROPOSALS (Proposals 1 through 3 are binding upon the Company once adopted by stockholders):

1. REMOVE TWO DIRECTORS: Remove, without cause, the following two members of the Company’s Board of Directors (the “Dynegy Board”) (and any person or persons, other than those elected pursuant to this consent solicitation, elected or appointed by the Dynegy Board to fill any vacancy or newly created directorship on or after February [    ], 2011

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and prior to the time that any of the actions proposed to be taken by this consent solicitation become effective): Bruce A. Williamson and David W. Biegler.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

INSTRUCTION: IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 1, BUT NOT BOTH OF THEM, MARK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.

2. ELECT TWO DIRECTORS: Elect E. Hunter Harrison and Jeff D. Hunter (each, a “Nominee” and collectively, the “Nominees”) to serve as directors of the Company until the next annual meeting of stockholders and until their successors are duly elected and qualified.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

INSTRUCTION: IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 2, BUT NOT ALL OF THEM, MARK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

3. PROTECT CONSENT EFFECTIVENESS: Repeal any provision of the Company’s Second Amended and Restated Bylaws (the “Bylaws”) in effect at the time this proposal becomes effective that was not included in the Bylaws that became effective on November 22, 2010 and were filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2010.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

NON-BINDING PROPOSALS TO PROTECT INTRINSIC VALUE (Proposals 4 through 9 are precatory in nature and would not be binding upon the Dynegy Board or its members but Seneca Capital believes that by adopting these Proposals, stockholders would send a crucial message to the Dynegy Board as to stockholders’ grave concerns regarding Dynegy’s current leadership and strategy and would provide a roadmap to protect the intrinsic value of Dynegy’s assets and its business):

4. STRATEGIC REVIEW: Direct the Dynegy Board to urgently undertake a strategic review of the Company and its assets to explore the possibility of a sale, in a stockholder-friendly manner, of the Company and/or its assets with a view to using proceeds of any such asset sales for liquidity, optimizing the level of outstanding debt or other means of creating stockholder value.

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¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

5. OPTIMIZE DEBT: Direct the Dynegy Board to urgently consider strategies to optimize the Company’s debt structure, including, without limitation, a refinancing of the Company’s revolver to better align with actual business needs, an evaluation of additional financings (excluding any equity or equity-linked securities issuances) and/or debt exchanges to extend and reduce maturities and/or to reduce costs, an evaluation of hedge monetization to enhance liquidity, and an evaluation of the most efficient means of hedge collateralization, including the use of non-cash assets.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

6. EVALUATE COST CUTS: Direct the Dynegy Board to carefully and urgently evaluate all cost cutting opportunities available to the Company, including, without limitation, corporate costs.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

7. REVIEW SENIOR MANAGEMENT: Direct the Dynegy Board to urgently conduct a review of senior management, such review to include specific consideration as to the removal of Bruce A. Williamson as chief executive officer.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

8. BEST-IN-CLASS ALIGNMENT: Direct the Dynegy Board to urgently undertake an in-depth review of company compensation policies to create policies for director and officer compensation that provide best-in-class economic alignment with stockholders through stock ownership, including, but not limited to, adjusting, where possible, change of control and severance arrangements (totaling up to $36 million in connection with the proposed tender offer by, and merger with, an affiliate of Icahn Enterprises Holdings LP, an affiliate of Dynegy’s largest stockholder at $5.50 per share (the “Proposed IEP Merger”)) such that they are more appropriately sized and are sensitive to the deal price at which any change of control is consummated.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

9. EXPLORE REVERSE SPLIT UNWIND: Direct the Dynegy Board to urgently analyze and explore the unwinding of the recent reverse stock split in a stockholder-friendly manner, including considering an amendment to Dynegy’s Second Amended and Restated

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Certificate of Incorporation (the “Certificate of Incorporation”) to ensure that there are enough authorized Shares to effect such an unwind.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

NON-BINDING PROPOSALS TO ADDRESS GOVERNANCE DEFECTS (Proposals 10 through 14 are precatory in nature and would not be binding upon the Dynegy Board or its members but Seneca Capital believes that by adopting these Proposals, stockholders would send a crucial message to the Dynegy Board as to stockholders’ grave concerns regarding Dynegy’s governance):

10. DO NOT RE-SEAT DIRECTORS OR EXPAND BOARD: Direct the Dynegy Board NOT to expand the size of the Dynegy Board as a means of reseating any members removed pursuant to Proposal 1 or reducing the potential impact of any members elected pursuant to Proposal 2.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

11. INDEPENDENT PROCESS: Direct the Dynegy Board to carry out any evaluations or other efforts which are consistent with those called for by Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals) by creating one or more special independent board committees to make such evaluation or other effort. The independent board committee(s) is/are to (a) include any board member(s) elected pursuant to Proposal 2 and (b) engage its own independent and new (i) legal counsel and (ii) one or more financial advisors or, as applicable, compensation consultants, which such counsel, advisors and consultants should be selected (x) to act separately and solely for such committee and (y) without direction from management. The compensation of such independent financial advisor(s) should have alignment to the creation of stockholder value. Additionally, the lead director of the Dynegy Board, the chairperson of the Dynegy Board and the chairperson of any special committee called for by this Proposal should each be a director that did not vote for the proposed merger with an affiliate of The Blackstone Group at $4.50 and then $5.00 per share (the “Proposed Blackstone Merger”) or the Proposed IEP Merger.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

12. REPORTS TO STOCKHOLDERS: Direct the Dynegy Board to make public disclosure every three months, commencing with the next scheduled quarterly report of Company financial information, as to the Dynegy Board’s and any special board committee’s progress and findings with regard to their evaluations or other efforts undertaken consistent with those called for by any of Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals).

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¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

13. ANNUAL MEETING SLATE: Direct the Dynegy Board to nominate any members elected pursuant to Proposal 2 to stand for re-election at Dynegy’s next annual meeting of stockholders for a full term.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

14. DIRECTOR RESIGNATIONS: Demand expeditious resignation of those members of the Dynegy Board who supported all of (a) the Proposed Blackstone Merger, (b) a “recess” of the special meeting to consider the Proposed Blackstone Merger, (c) an incremental $16.3 million break-fee in the face of overwhelming stockholder opposition to the Proposed Blackstone Merger and (d) the Proposed IEP Merger barely three weeks after pledging a careful review of standalone alternatives, as Dynegy leadership in pursuing these actions, including scorched-earth and liquidity-scare tactics in defense of proposed sales, has lost necessary credibility to effectively steward the Company. Such resignation should occur simultaneously with the expeditious election by the Dynegy Board (including any board member(s) that are resigning and any board member(s) elected pursuant to Proposal 2), without direction from management, of qualified successor directors that believe in the Dynegy value proposition.

¿ CONSENT	¿ DOES NOT CONSENT	¿ ABSTAIN

[SIGNATURE PAGE FOLLOWS]

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IN THE ABSENCE OF CONTRARY INSTRUCTIONS, OR IF NO INSTRUCTIONS ARE GIVEN, THE UNDERSIGNED HEREBY CONSENTS TO EACH PROPOSAL LISTED ABOVE TO BE EFFECTIVE AS OF [                    ].

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

SENECA CAPITAL WILL NOT PROVIDE THIS CARD IN CONNECTION WITH ITS CONSENT SOLICITATION UNTIL THE DATE THAT ITS DEFINITIVE CONSENT STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “EFFECTIVE DATE”). ACCORDINGLY, ANY PURPORTED CONSENTS THAT ARE DATED AS OF A DATE PRIOR TO THE EFFECTIVE DATE SHALL NOT BE DEEMED TO BE A PART OF THIS SOLICITATION.

Date:	[DRAFT NOT FOR EXECUTION]

[DRAFT NOT FOR EXECUTION]
Signature of Stockholder (title, if any)

[DRAFT NOT FOR EXECUTION]
Signature of Stockholder (if held jointly)

Please sign exactly as your name or names appear on the stock certificate or on the attached label hereon. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS CONSENT CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

This consent statement and other consent materials are available on the Internet at http://[            ].

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